UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

Under the Securities Exchange Act of 1934

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Acushnet Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

005098108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005098108

1	NAMES OF REPORTING PERSONS Mirae Asset Partners Private Equity Fund VII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,165,542
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,361,011
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,361,011
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3% (Based on 74,093,598 shares of common stock outstanding on November 30, 2016)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 005098108

1	NAMES OF REPORTING PERSONS Odin 3, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,848,404
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,361,011
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,361,011
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3% (Based on 74,093,598 shares of common stock outstanding on November 30, 2016)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 005098108

1	NAMES OF REPORTING PERSONS Odin 4, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 317,138
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,361,011
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,361,011
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3% (Based on 74,093,598 shares of common stock outstanding on November 30, 2016)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 005098108

1	NAMES OF REPORTING PERSONS WB Atlas LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,195,469
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,361,011
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,361,011
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3% (Based on 74,093,598 shares of common stock outstanding on November 30, 2016)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a) Name of issuer: Acushnet Holdings Corp.

Item 1(b) Address of issuer’s principal executive offices:

333 Bridge Street, Fairhaven, Massachusetts 02719

2(a) Name of person filing:

1.       Mirae Asset Partners Private Equity Fund VII

2.       Odin 3, LLC

3.       Odin 4, LLC

4.       WB Atlas LLC

2(b) Address or principal business office or, if none, residence:

For Mirae Asset Partners Private Equity Fund VII, Odin 3, LLC and Odin 4, LLC, c/o Mirae Asset Global Investments, 13F Tower1. 33 Jongno, Jongno-gu, Seoul, Korea 03159

For WB Atlas LLC, 6th Floor, Seoul Finance Center, 136, Sejong-Donera, Jung-Gu, Seoul, Korea 04520

2(c) Citizenship:

1.       Mirae Asset Partners Private Equity Fund VII: Republic of Korea

2.       Odin 3, LLC: Republic of Korea

3.       Odin 4, LLC: Republic of Korea

4.       WB Atlas LLC: Republic of Korea

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

005098108

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

1.	Mirae Asset Partners Private Equity Fund VII: 9,165,542 (reflects shares held indirectly through Odin 3, LLC and Odin 4, LLC)

2.       Odin 3, LLC: 8,848,404

3.       Odin 4, LLC: 317,138

4.       WB Atlas LLC: 2,195,469

(b)       Percent of class:

1.	Mirae Asset Partners Private Equity Fund VII: 12.4% (reflects shares held indirectly through Odin 3, LLC and Odin 4, LLC.)
2.	Odin 3, LLC: 12.0%
3.	Odin 4, LLC: 0.4%
4.	WB Atlas LLC: 3.0%

(c)       Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote: 0 (for all filing persons)

(ii)       Share power to vote or to direct the vote:

1.	Mirae Asset Partners Private Equity Fund VII: 9,165,542 (total number of shares of common stock of issuer held indirectly through Odin 3, LLC and Odin 4, LLC.)
2.	Odin 3, LLC: 8,848,404
3.	Odin 4, LLC: 317,138
4.	WB Atlas LLC: 2,195,469

(iii)       Sole power to dispose or to direct the disposition of: 0 (for all filing persons)

(vi)       Shared power to dispose or to direct the disposition of:

1.	Mirae Asset Partners Private Equity Fund VII: 11,361,011 (reflects shares held indirectly through Odin 3, LLC and Odin 4, LLC)
2.	Odin 3, LLC: 11,361,011
3.	Odin 4, LLC: 11,361,011
4.	WB Atlas LLC: 11,361,011

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d–3(d)(1).

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

NOT APPLICABLE

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identification of the relevant subsidiary.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to Rule 13d–1(c) or Rule 13d–1(d), attach an exhibit stating the identity of each member of the group.

The reporting persons entered into a Shareholders’ Agreement dated as of October 26, 2016 and effective on November 2, 2016 by and among Odin 3, LLC, Odin 4, LLC, WB Atlas LLC, Neoplux Private Equity Fund I, Fila Korea Ltd. and Magnus Holdings Co. Ltd. By reason of certain provisions included in the Shareholders’ Agreement, Odin 3, LLC, Odin 4, LLC, Mirae Asset Partners Private Equity Fund VII, WB Atlas LLC and Woori-Blackstone Korea Opportunity Private Equity Fund I may be deemed to be members of a group (“Group”) within the meaning of Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended, with regard to their respective interests in the equity securities of Acushnet.

Item 9. Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

NOT APPLICABLE

Item 10. Certifications

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

MIRAE ASSET PARTNERS PRIVATE EQUITY FUND VII

By:	/s/ Heidi Steele
Name:	Heidi Steele
Title:	Attorney-in-Fact

ODIN 3, LLC

By:	/s/ Heidi Steele
Name:	Heidi Steele
Title:	Attorney-in-Fact

ODIN 4, LLC

By:	/s/ Heidi Steele
Name:	Heidi Steele
Title:	Attorney-in-Fact

WB ATLAS LLC

By:	/s/ Heidi Steele
Name:	Heidi Steele
Title:	Attorney-in-Fact

EXHIBIT 1

AGREEMENT TO MAKE A JOINT FILING

The undersigned hereby agree that this Schedule 13G is filed by and on behalf of each of them.

Date: February 14, 2017

MIRAE ASSET PARTNERS PRIVATE EQUITY FUND VII

By:	/s/ Heidi Steele
Name:	Heidi Steele
Title:	Attorney-in-Fact

ODIN 3, LLC

By:	/s/ Heidi Steele
Name:	Heidi Steele
Title:	Attorney-in-Fact

ODIN 4, LLC

By:	/s/ Heidi Steele
Name:	Heidi Steele
Title:	Attorney-in-Fact

WB ATLAS LLC

By:	/s/ Heidi Steele
Name:	Heidi Steele
Title:	Attorney-in-Fact